UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 8, 2010

Commission File Number: 000-51387

Focus Media Holding Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Unit No. 1, 20th Floor, The Centrium 60 Wyndham Street Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The documents attached as Exhibits 1.1 and 10.1 to this 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form
F-3 as filed on September 7, 2008 (No. 333-169249).

The Issuer is filing material documents not previously filed.

Contents

Signature

Exhibit Index

Exhibit 1.1 – Underwriting Agreement, dated September 7, 2010, among Focus Media
Holding Limited, Jason Nanchun Jiang, JJ Media Investment Holdings Limited, and
Goldman, Sachs & Co.

Exhibit 10.1 - Indemnity Agreement, dated September 7, 2010, between Focus Media
Holding Limited and JJ Media Investment Holdings Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Focus Media Holding Limited

Date: September 8, 2010	By:	/s/ Alex Deyi Yang
	Name:	Alex Deyi Yang
	Title:	General Manager

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated September 7, 2010, among Focus Media Holding Limited, Jason Nanchun Jiang, JJ Media Investment Holding Limited, and Goldman, Sachs & Co.
10.1	Indemnity Agreement, dated September 7, 2010, between Focus Media Holding Limited and JJ Media Investment Holding Limited.